

August 26, 2014

Via E-mail
Andre J. Hawaux
Executive Vice President – Finance, Administration and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

  Re: Dick's Sporting Goods, Inc.
    Form 10-K for the Fiscal Year Ended February 1, 2014
    Filed March 28, 2014
    File No. 1-31463

Dear Mr. Hawaux:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 24

Overview, page 24

1. We note your eCommerce sales are included within your same store sales calculation. Tell us your basis for inclusion of online sales in your same store sales calculation and explain to us what consideration you gave to also disclosing same store sales excluding eCommerce sales. In explaining your basis, please tell us and disclose whether the prices, margins or types of products ordered online differ materially from products available at your brick and mortar stores.

Net Sales, page 27

2. We note your disclosure, "eCommerce sales penetration was 7.9% of total sales during the current period compared to 5.3% of total sales during the 53 weeks ended February 2, 2013." Based on our calculations, it appears that online net sales increased by approximately 59% from fiscal 2012 to 2013 and represented nearly half of the increase in your total net sales. We also note your disclosure on page 28, "Shipping expenses as a percentage of sales increased due to the growth in eCommerce sales relative to the sales growth at our brick and mortar stores." Considering the growth realized in your eCommerce operations, please enhance your disclosures to highlight the significance of eCommerce sales on your sales trends and also consider providing additional discussion of the costs associated with these sales. If you do not believe such information would be useful to investors, please explain the reasons for your determination.

3. Please quantify for us and disclose the change in noncomparable net sales between periods. In doing so, please distinguish the amounts attributable to new stores, closed stores, and/or other noncomparable drivers.

Income from Operations, page 28

4. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on page 28 that your gross profit percentage decreased from fiscal 2012 to 2013 largely due to increases in occupancy costs that were offset by "merchandise margin expansion." Please explain in reasonable detail the reasons for these fluctuations and, in doing so, ensure you adequately explain the meaning of "merchandise margin expansion" and discuss the specific drivers, such as changes in retail prices, vendor allowances, the promotional environment, and/or other factors that led to increased margins. Also, to the extent that changes in certain expenses classified within costs of goods sold do not track closely with changes in sales, please discuss and quantify on an absolute dollar basis, if material, the nature and amount of those expenses. See SEC Release No. 33-8350.

5. Please discuss changes in SG&A expense on an absolute dollar basis as well as on a percentage of sales basis. While there may be some correlation between the items you disclose and the volume of sales, it appears your relative discussion of SG&A may not adequately capture changes in SG&A expense that are not volume related, such as salary and benefit changes for your existing workforce and non-sales associates. While your existing discussion of SG&A relative to sales is informative, we believe it would be useful to also discuss those items that do not exactly correlate with the volume of sales.

Liquidity and Capital Resources, page 30

6. We note you maintain a $500 million credit agreement as a source of liquidity. If borrowings during the reporting period are materially different than the period-end

amounts recorded in the financial statements, please revise future filings to provide disclosure about the intra-period variations in your borrowings. See SEC Release No. 34-62934.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, page 36

CONSOLIDATED STATEMENTS OF CASH FLOWS, page 47

7. Please note that borrowings and payments on your revolving credit facility should be recorded on a gross basis in the statement of cash flows unless the original maturity of the borrowings is three months or less. Refer to ASC 230-10-45-9 and advise us why the borrowings and payments were not reflected on a gross basis.

1. Basis of Presentation and Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 50

8. Please tell us how you determined that it was appropriate to classify income from unredeemed gift cards as a reduction of selling, general and administrative expenses as opposed to within net sales or other operating income. Further, tell us and, if material, disclose the amount of breakage income recognized during the periods presented.

Segment Information, page 50

9. We note that you aggregate your operating segments into a single reportable segment. Please address the following comments related to your segment presentation:

- Refer to your response letter to the Staff dated June 25, 2010. In response to Staff comment 3, you indicated that your operating segments consisted of your Dick's Sporting Goods stores, Golf Galaxy stores and eCommerce business. Please explain to us if the composition of your operating segments has changed since our prior review. If so, explain to us the new composition and the drivers that caused the change.

- Please demonstrate to us how you determined that all of your operating segments have similar economic characteristics, including similar long-term gross margins. Tell us the metrics you use to assess operating segment performance and provide us with sufficient historical and projected data that supports your aggregation determination. Furthermore, we note within your June 25, 2010 response letter that you expected the divergent 2008 and 2009 gross profit rates of your store segments to converge in the future. If still applicable, summarize for us if the gross profit rates of those operating segments did, in fact, converge. In your response, please ensure you also tell us how you considered in your segment determination the disparities in store openings and same store sales trends between your Dick's Sporting Goods and Golf

Galaxy stores, the significant growth of your eCommerce business, and the recent negative economic trends and restructuring of your golf business.

<u>Schedule II, page 69</u>

10. Please present the activity of your reserve for sales returns on a gross basis within Schedule II.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief